FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA announces its unaudited results for the First Quarter of 2011

Mexico City, May 2, 2011—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the first quarter of 2011. Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” Results for 2010 have been reformulated in accordance with IFRS. See the Notes for additional information.

Summary

ICA’s net income of controlling interest increased 34% in the first quarter of 2011, on the strength of a 21% increase in revenues and better operating margins in the construction businesses.  The consolidated Adjusted EBITDA margin reached 16.9%, as compared to 16.0% in 1Q10, and Adjusted EBITDA grew 28% compared to 1Q10. Double digit revenue growth in four of the five major business units, as well as the improvement in construction margins, drove first quarter performance.

The Construction and concession segments contributed most of the increase in Adjusted EBITDA. The four clean fuels refinery projects in Industrial Construction and the Metro Line 12, the PAC-4 Panama Canal project, the La Yesca hydroelectric projects, the Rio de los Remedios-Ecatepec tollroad, and the start of construction of the second level tollroad of the Periferico Sur (“Autovía Urbana Sur”) in Civil Construction were among the principal projects that contributed to results.

ICA’s backlog reached Ps. 44,732 million as of March 31, 2011, which was 17% higher than the level as of March 31, 2010, and 29% above the December 31, 2010 level. Most of the increase resulted from the Autovía Urbana Sur project and the two long-term Services Provider Contracts (“SPC”) with the Ministry of Public Security.

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relación.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Alonso Quintanqa, CFO Alonso.quintana@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

With these additions, ICA had a portfolio of nineteen concessions:  nine operational concessions (seven highways and two water projects) and ten concessions under construction (five highways, three water projects, and the two SPCs) as of March 31st. The Aqueduct II water project and the first section of the Rio de los Remedios-Ecatepec tollroad went into service in the first quarter; the remaining section of this tollroad is expected to go into service by the end of this year.

The rapid progress on the La Yesca hydroelectric project, being done under the financed public works mechanism, and execution of the major infrastructure concessions along with the placement of US$500 million in 10-year Senior Notes, increased ICA’s debt to Ps. 35,077 million as of March 31st; net debt was Ps. 29,731 million.

ICA’s solid backlog and the portfolio of infrastructure concessions (both operating and under construction) is expected to sustain the company’s growth dynamic through 2011. ICA expects to generate total revenue growth of approximately 15% for the full year, as compared to 2010, and an Adjusted EBITDA margin of approximately 16%.  Most of the 2011 growth is expected to come from the Construction and Infrastructure businesses.

Construction

Civil Construction

•	Starting January 1, 2011, the results of Grupo Rodio Kronsa are included in the Civil Construction segment; prior period results have been reformulated for comparative purposes.

•
Civil Construction revenues increased 19% in 1Q11 largely as a result of execution of projects such as the Mexico City Metro Line 12, the La Yesca hydroelectric project, and the concessioned highways, as well as the start of construction of the Autovía Urbana Sur tollroad in Mexico City.

Investor Relations	www.ica.com.mx	2/20

•	Adjusted EBITDA increased 52%, principally due to revenue growth and lower costs as a share of revenues, as compared to 1Q10.

•
Debt increased 63%, largely due to additional draws on the La Yesca debt facility, which were permitted as a result of approved certifications for completed work on the project. The La Yesca hydroelectric project, which has been undertaken under the financed public works mechanism, accounted for 62% of debt in Civil Construction and 25% of ICA’s total debt. The La Yesca debt is expected to be repaid in full upon project completion, from payments made by the client.

•
Civil Construction backlog increased 30% as compared to March 31, 2010, principally as the result of the award of the Autovía Urbana Sur and the two SPC projects. Civil Construction currently accounts for 83% of ICA’s consolidated backlog, and was Ps. 37,048 million as of March 31, 2011.

Industrial Construction

•
Revenues increased 42% compared to 1Q10 because of the execution of projects including the four clean fuels projects at the Salina Cruz, Madero, Cadereyta, and Minatitlán refineries, the Cadereyta refinery reconfiguration, and the Poza Rica cryogenic plant.

•
Operating income and Adjusted EBITDA increased significantly to Ps. 56 million and Ps. 72 million, respectively, during 1Q11, as compared to the prior year period, because of the increase in revenues and higher margins on certain private sector projects.

•	Debt decreased to Ps. 175 million from Ps. 470 million, principally as the result of collections on the Chicontepec II project.

•
Industrial Construction backlog decreased 20% from the prior year period, principally as a result of the execution of the Minatitlán and Salina Cruz refineries, which were awarded in the first quarter of 2010. There were new contracts and additions to existing contracts with private sector clients. Industrial Construction backlog was Ps. 7,684 million, and accounted for 17% of total backlog as of March 31, 2011.

Investor Relations	www.ica.com.mx	3/20

Construction Backlog

As of March 31, 2011		Current Backlog	Estimate Termination Date	Total Contract (Ps. million)	Project Progress (%)
Civil Construction	**83%**	**37,048**			
Mitla Tehuantepec Highw ay		5,591	4Q13	5,591	0
Autovia Urbana Sur		5,184	4Q12	5,441	5
SPC 1Sonora		3,713	4Q12	3,796	2
SPC Jalisco		3,669	4Q12	3,749	2
Eastern Outlet Tunnel		2,526	1Q13	4,733	47
H.P. La Yesca		2,444	4Q12	13,133	81
Agua Prieta Water Treatment Plant		2,188	4Q13	2,211	1
Rio de los Remedios Ecatepec Highw ay		1,631	1Q11	5,295	69
Atotonilco Water Treatment Plant		1,575	1Q13	1,793	12
PAC-4		1,049	3Q13	1,419	26
El Realito Aqueduct		1,053	1Q13	1,053	0
Nuevo Necaxa - Tihuatlán Highw ay		818	2Q12	1,798	55
Subw ay Linea 12		908	2Q12	9,494	90
Rodio Kronsa		561			
Other Civil Construction Projects		4,138			
Industrial Construction	**17%**	**7,684**			
Salina Cruz Clean Gasoline Plant		1,931	2Q13	2,298	16
Madero Clean Gasoline Plant		1,642	1Q13	2,383	31
Minatitlán Clean Gasoline Plant		1,370	2Q13	1,564	12
Cadereyta Clean Gasoline Plant		1,074	3Q12	1,723	38
Poza Rica Criogenic Plant		669	4Q11	1,943	66
Other Industrial Construction Projects		998			
Total		**44,732**

•
Construction backlog was Ps. 44,732 million as of March 31, 2011. Civil Construction accounted for 83% of backlog and Industrial Construction 17%.  Backlog was the equivalent of 20 months work at 1Q11 levels.

•
Additions to backlog totaled Ps. 16,428 million in 1Q11, compared to the amount as of December 31, 2010.  The principal new Civil Construction contracts were the Autovía Urbana Sur and the two SPC projects. In Industrial Construction, there was a new contract and additions to an existing contract with AHMSA.

•	68% of projects in backlog as of March 31, 2011 were fixed price contracts, 11% were unit price contracts, and 21% had both unit price and fixed price components.

•
Foreign currency denominated projects were 18% of backlog. These included the La Yesca hydroelectric project, the Poza Rica cryogenic plant, a portion of the clean fuels projects, and the PAC-4 contract in Panama.

•	The ratio of new contracts to construction revenues (the book and burn ratio) was 2.5 during 1Q11.

Investor Relations	www.ica.com.mx	4/20

Concessions

•
Revenues increased 21% compared to 1Q10, because of an increase in revenues generated by operating concessions and from maintenance, and to a lesser extent from revenues generated by projects under construction including the Nuevo Necaxa-Tihuatlán, Rio Verde-Ciudad Valles, and the La Piedad bypass highways.

•	Adjusted EBITDA increased 20% to Ps. 456 million, as a result of the increase in revenues.

•
Debt in Concessions increased 24% as a result of the advance in the execution of projects that are under construction, principally the Río Verde-Ciudad Valles highway, the Nuevo Necaxa-Tihuatlán highway, and the La Piedad bypass.

•
As of March 31 2011, ICA has 12 highway concessions, five concessioned water projects, and two SPC concessions. During the first quarter, the Aqueduct II water project and the first stage of the Rio de los Remedios tollroad started operations, bringing the total number of operating concessions to nine.  Of the 19 concessions, ten are under construction.

Investor Relations	www.ica.com.mx	5/20

Concession Summary

% Ownership	Equity + Debt (Ps. Million)	Lenght / Capacity[4]	Type	Beg. Of Operations	Avg.Daily Traffic Volume		
						1Q10	1Q11	% Chg
Highways								
Acapulco Tunnel	100% [1]	1,447	3	Toll	1996	9,405	9,546	1.5%
Corredor Sur	100% [1]	2,236	20	Toll	2000	43,510	46,067	5.9%
RCO (FARAC 1)	13.6% [3]	6,496	558	Toll	2007	8,774	8,854	0.9%
Mayab Consortium	100% [1]	3,023	242	Toll	2008 [5]	2,328	2,243	-3.7%
Irapuato - La Piedad	100% [1]	762	74	PPP	2008	9,585	9,631	0.5%
Querétaro - Irapuato	100% [1]	1,926	93	PPP	2010	15,217	16,694	9.7%
Rio de los Remedios [6]	50% [1]	3,172	26	Toll	2011	-	5,100	
Highways Under Construction								
Rio Verde Cd. Valles	100% [1]	2,795	113	PPP+Toll	2011			
La Piedad Bypass	100% [1]	1,228	21	Toll	2011			
N.Necaxa Tihuatlan	50% [2]	1,987	85	PPP+Toll	2012			
Mitla Tehuantepec	100% [1]	2	169	PPP+Toll	2014			
Autovía Urbana Sur	30% [3]	35	16	Toll	2012			
						Total Volume (millon m3)		
Other Projects						1Q10	1Q11	Var %
WTP Cd. Acuña	100% [1]	340	0.45	Tariff	1998	2.6	2.6	0.0%
Acueducto II	42.6% [2]	1,036	1.5	Tariff	2011	-	2.5	
Other Projects Under Construction								
Acueducto El Realito	51% [1]	8	1	Tariff	2012			
WTP Agua Prieta	50% [2]	18	8.5	Tariff	2012			
WTP Atononilco	10.2% [3]	11	42	Tariff	2013			
SPC Sonora	100% [1]	1	-	Tariff	2012			
SPC Jalisco	100% [1]	1	-	Tariff	2012			

(1) Integral Consolidation

(2) Proportional Consolidation

(3) Equity Method

(4) Length in Km and Capacity in million m3

(5) Year of Acquisition

(5) Partial operations

WTP= Water Treatment Plant

Investor Relations	www.ica.com.mx	6/20

Airports

| (Ps. Million) | 1Q10 | 1Q11 | % Chg |
|---|---|---|---|
| **Total Revenues** | **622** | **620** | **(0)** |
| Aeronautical | **401** | **394** | (2) |
| Non- Aeronautical | 113 | 136 | 20 |
| Construction | 108 | 90 | (16) |
| Operating Income | 239 | 204 | (15) |
| **Adjusted EBITDA** | **274** | **243** | **(11)** |
| Operating Margin | 38.3% | 32.9% | |
| **Adjusted EBITDA Margin** | **44.0%** | **39.2%** | |
| **Cash and Cash Equivalents** | **301** | **311** | **3** |
| **Total Debt** | **3,134** | **1,155** | **(63)** |

| Passenger Traffic (millions) | 1Q10 | 1Q11 | % Chg |
|---|---|---|---|
| **Total** | **2.79** | **2.69** | **(3.7)** |
| Domestic | 2.19 | 2.16 | (1.4) |
| International | 0.60 | 0.53 | (12.1) |

•
Total revenues in the first quarter of 2001 were Ps. 620 million, practically unchanged from the prior year period. Aeronautical revenues decreased 2%, and non-aeronautical revenues grew 20% as the result of the NH Terminal 2 hotel in the Mexico City International Airport and the opening of Terminal B in Monterrey in September 2010. Construction revenues reflect the value of improvements to concessioned assets; as a result of consolidation effects these revenues do not include improvements carried out by ICA’s Civil Construction division. Construction revenues decreased 16% as a result a decrease in the value of improvements to concessioned assets.

•
Passenger traffic decreased 3.7% in 1Q11, and was affected by the suspension of operations of the Grupo Mexican airlines in August 2010 and the fact that the Holy Week vacation travel period started in March during 2010.

•	The NH Terminal 2 Hotel had an average occupancy rate of 80.5% in 1Q11, as compared to 42.2% in the prior year period.

•	Adjusted EBITDA was Ps. 243 million in 1Q11, as compared to Ps. 274 million in 1Q10, and the Adjusted EBITDA margin was 39.2%.

The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	7/20

Housing Development

| (Ps. Million) | 1Q10 | 1Q11 | % Chg |
|---|---|---|---|
| **Total Revenues** | **554** | **649** | **17** |
| Operating Income | 49 | 53 | 8 |
| **Adjusted EBITDA** | **70** | **82** | **18** |
| Operating Margin | 8.9% | 8.2% | |
| **Adjusted EBITDA Margin** | **12.6%** | **12.6%** | |
| **Cash and Cash Equivalents** | **58** | **244** | **323** |
| **Total Debt** | **1,394** | **1,393** | **(0)** |

| Units Sold in Mexico | 1Q10 | 1Q11 | % Chg |
|---|---|---|---|
| Total | **1,644** | **1,415** | **(14)** |
| Economical | 57% | 50% | |
| Traditional Low Income | 17% | 25% | |
| Traditional | 14% | 15% | |
| Middle income | 11.8% | 9.0% | |
| Residential and Others | 0.2% | 1.0% | |

•	Housing revenues and Adjusted EBITDA increased 17% and 18%, respectively, principally because of the consolidation of our participation in Los Portales in Peru.

•
ViveICA sold 1, 415 units in 1Q11, a decrease of 14% compared to 1Q10, principally because of a lower level of mortgages authorized in Ciudad Juárez, related to market conditions and the climate of insecurity in the city. The average unit price was Ps. 352,000 pesos.

•	At the end of 1Q11, ViveICA had 25 projects underway in 12 states in Mexico.

•	The land reserve as of March 31, 2011 was 1,698 hectares, equivalent to 89,524 homes.

Investor Relations	www.ica.com.mx	8/20

Consolidated Results

•	Revenues increased 21% to Ps. 8,541 million in 1Q11, as compared to Ps. 7,060 million in 1Q10. Construction contributed 77% of total revenue, Concessions and Airports 16%, and Housing 7%.

•
Cost of sales increased 21% during the quarter, and was the equivalent of 84% of revenues. Cost of sales also includes interest expense on financed projects in Civil Construction, Industrial Construction, Concessions, and Housing.

Investor Relations	www.ica.com.mx	9/20

•	Selling, general, and administrative expenses were Ps. 615 million, and were 7.2% of revenue as compared to 7.1% in 1Q10.

•	Operating income was Ps. 765 million in 1Q11, an increase of 24%. The consolidated operating margin was 9.0%, as compared to 8.8% in 1Q10.

•
Adjusted EBITDA was Ps. 1,442 million, an increase of 28% over 1Q10. The Adjusted EBITDA margin was 16.9% in 1Q11 as compared to 16.0% in 1Q10. Construction contributed 51% of Adjusted EBITDA in 1Q11, Concessions and Airports 44%, and Housing the balance.

~~•~~
Comprehensive financing cost increased 23% to Ps. 154 million principally as a result of higher interest expense resulting from a higher level of debt on projects under construction, which was partially offset by a gain on derivative positions.

•	Share of income (loss) of unconsolidated affiliates was a loss of Ps. 24 million, principally as a result of our participation in our RCO tollroad affiliate.

•	Income before taxes increased 30% to Ps. 587 million, principally because of the increase in operating income.

•	Taxes were Ps. 202 million as compared to Ps. 159 million in the prior year period. This amount includes both current and deferred taxes and is equivalent to 34% of pre-tax income.

•	Consolidated net income was Ps. 385 million in 1Q11, an increase of 32%.

•	Net income of the controlling interest was Ps. 293 million, an increase of 34%.

-	Earnings per share were Ps. 0.45.

-	Earnings per ADS were US$ 0.15.

Adjusted EBITDA

Investor Relations	www.ica.com.mx	10/20

•
Adjusted EBITDA is not a financial measure computed under U.S. GAAP or IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) net comprehensive financing cost, (v) depreciation and amortization, and (vi) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our subsidiaries’ financing agreements.

Debt

•
In February 2011, ICA placed US$500 million in Senior Notes (the “Notes”) under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Notes have a coupon of 8.9% per year and mature in 2021. 54% of the net proceeds of the Senior Notes were used to repay debt of Aeroinvest and other short-term debt.

Investor Relations	www.ica.com.mx	11/20

•
Debt increased to Ps. 35,077 million as a result of the execution of projects that require financing and in accordance with the terms of the financings for those projects and the issuance of the Senior Notes. ICA expects that debt will continue to increase in step with the advance in the construction of financed projects, which include the concessions under construction. The debt of the La Yesca hydroelectric project will also continue to increase, as will the receivables related to the project.  The debt is expected to be paid in its entirely upon completion of the project

•	69% percent of debt as of 1Q11 was bank debt and 31% was securities debt. Of the total, 16.4% was holding company debt.

•
14% of debt as of 1Q11 was short-term. Of this, 55% represented working capital lines for Civil Construction and Industrial Construction; 29% was in the two infrastructure businesses, and included the current portion of long-term debt and OMA working capital lines; and 16% was in Housing Development, for construction loans and working capital lines.

•
Long-term debt was 86% of total debt: 40% was in Concessions and Airports; 29% was for the La Yesca hydroelectric project; 19% was holding company debt; and the balance was for structured financings in Housing and Civil Construction.

•	ICA’s policy is to contract project financing in the same currency as the source of repayment; 52% of total debt is denominated in foreign currencies, principally U.S. dollars.

Investor Relations	www.ica.com.mx	12/20

Subsequent Events

•
Management change:  On March 23, 2011, ICA announced changes in its senior management. Alonso Quintana Kawage, currently the Chief Financial Officer, becomes Chief Operating Officer effective July 1, 2011, reporting to Chief Executive Officer José Luis Guerrero.  Victor Bravo was appointed the new Chief Financial Officer of ICA, also effective July 1, 2011. He is currently the CEO of OMA, ICA’s airport subsidiary, and was previously the CFO of OMA and the head of corporate finance at ICA.

A new Executive Committee, headed by Alonso Quintana Kawage, was also created. The other members are:

-	Diego Quintana, representative of ICA for the Industrial Construction division, responsible for Airports, Homebuilding, and Real Estate divisions, and strategic alliances;

-	Carlos Méndez, responsible for the Infrastructure Concessions division;

-	Luis Horcasitas, responsible for the Civil Construction division; and

-	Rubén López, responsible for Strategic Planning and the International area.

•
Northern Interceptor Tunnel for the Rio Medellín: On April 4, 2011, an ICA-led consortium announced the signing of a construction contract of approximately US$67 million to build a wastewater interceptor tunnel in Medellín, Colombia with Aguas Nacionales EPM, an affiliate of Empresas Públicas de Medellín. The project was awarded through an international bidding process. The consortium includes ICA subsidiaries with 80% and Estyma of Medellin with 20%. The fixed-price contract has three tranches, in the amounts of Col. Ps. 73,957 million, US$ 7.1 million, and € 14.3 million. The amount that corresponds to ICA is approximately US$ 53.6 million, and will be included in backlog as of the second quarter of 2011. The project is scheduled to be constructed over 990 days, and construction began in April 2011.

•
Avenida Domingo Díaz in Panama:  On April 11, 2011 a consortium made up by ICA (70%) and Constructora MECO, S. A. (30%) signed a US$ 238 million fixed-price construction contract with the Ministry of Public Works of Panama, to rebuild and widen Avenida Domingo Díaz in Panama City. ICA’s share of the contract approximately US$ 166.6 million will be included in backlog as of the second quarter of 2011. The work is scheduled to be completed in 36 months.

•
Annual Shareholders’ Meeting: ICA’s Annual Shareholders’ Meeting took place on April 14, 2011. The resolutions approved by the Shareholders are available in the Investor Relations section of ICA’s website (http://ica.com.mx/ir/)

Conference Call Invitation

ICA’s conference call will be held on Tuesday, May 3, at 9:00 am Eastern Time (8:00 am Mexico City time). To participate, please dial 1-877-941-4775 toll-free from the U.S. or 1-480-629-9761 internationally. The conference ID is 4436261. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://www.ica.com.mx/ir

A replay will be available until May 10, 2011 by calling toll-free 1-877-870-5176 from the U.S. or 1-858-384-5517 internationally, using conference ID 4436261.

Investor Relations	www.ica.com.mx	13/20

Annexes

\

Investor Relations	www.ica.com.mx	14/20

Investor Relations	www.ica.com.mx	15/20

| Empresas ICA, S.A.B. de C.V.<br>Statement of Cash Flows | | |
|---|---|---|
| | March 31 of | |
| (Ps. Million) | 2010 | 2011 |
| **Operating Activities** | | |
| **Income before taxes** | 450 | 587 |
| **Items related to investing activities** | | |
| Depreciation and amortization | 275 | 320 |
| Share in loss of associated companies | 44 | 24 |
| Other | (1) | 26 |
| **Items related to financing activities** | (35) | 165 |
| Interest expense | 344 | 712 |
| Unrealized exchange rate fluctuation | (374) | (369) |
| Valuation of derivative financial instruments | (5) | (178) |
| Resources used in operations | (1,533) | (2,362) |
| **Net flow from operating activities** | **(799)** | **(1,239)** |
| | | |
| **Investing activities** | | |
| Acquisition of businesses | - | (4) |
| Acquisition of real estate, machinery and equipment | (105) | (73) |
| Acquisition of other long term assets | (628) | (450) |
| Sale of real estate, machinery and equipment | 1 | - |
| Other | (64) | 16 |
| **Net flow from investing activities** | **(795)** | **(511)** |
| | | |
| **Financing activities** | | |
| Borrowings | 2,661 | 7,251 |
| Debt payments | (1,135) | (3,589) |
| Interest expense | (357) | (749) |
| Financial lease payments | (32) | (7) |
| Decreases in minority interest | (57) | (34) |
| Increases in majority shareholders' equity | - | - |
| Share repurchases | - | (200) |
| Financing for financial derivatives | (41) | (73) |
| **Net cash flow from financing activities** | **1,038** | **2,598** |
| **Net change in cash and cash equivalents** | **(557)** | **848** |
| Adjustments in cash flow for exchange variations | (104) | (21) |
| Cash and cash equivalents at beginning of period | 4,511 | 4,519 |
| **Cash and cash equivalents at end of period** | **3,849** | **5,346** |

Investor Relations	www.ica.com.mx	16/20

Investor Relations	www.ica.com.mx	17/20

Investor Relations	www.ica.com.mx	18/20

Notes and disclaimers

Adoption of International Financial Reporting Standards:
The Board of Directors approved early adoption of International Financial Reporting Standards (IFRS) together with the amendments and interpretations issued by the International Accounting Standards Board (IASB), starting with the year ending December 31, 2011.

Transition to IFRS
As a result, the financial statements for the year ended December 31, 2010 were the last statements to be prepared in accordance with Mexican Financial Reporting Standards (MFRS). The first financial statements that will be prepared in accordance with IFRS are those for the year ending December 31, 2011, and considering January 1, 2010 as the start of the transition to IFRS. Consequently, the financial statements as of March 31, 2011 have been prepared in accordance with IAS 34 “Interim Financial Statements.” The rules for the initial adoption of IFRS are set forth in IFRS 1 “First Time Adoption of International Financial Reporting Standards.”

In the preparation of the consolidated financial statements for 2011, there have been some modifications to the accounting and valuation methods used in the preparation of the financial statements prepared under MFRS. In the preparation of the interim financial statements for the period ended March 31, 2010, including the Consolidated Income Statement and the Statement of Changes in Shareholders’ Equity, the transition rules have been applied to the amounts previously reported in accordance with MFRS. Those financial statements have been reformulated for comparative purposes under IFRS with effect from the date of the transition.

A reconciliation and description of the transition effects from MFRS to IFRS is shown below.

IFRS 1 permits certain exceptions to the application of specific standards in prior periods, to assist companies in the transition process. The Company has applied the option permitted for first time adopters with regard to valuing hedging instruments at the original value on the initial date of the designation of the hedge.
In addition, the Company has applied the following optional exceptions for first time adopters:
i.	The Company elected to value machinery and equipment at fair value using appraisals by experts recognized by the National Banking and Securities Commission (CNBV).

Investor Relations	www.ica.com.mx	19/20

ii.
As regards employee benefits, the Company elected to recognize on the transition date all the unrecognized actuarial gains and losses at the end of the period of conformity with MFRS in retained earnings.

iii.	With respect to shareholding investments in subsidiaries, affiliates, and others, the Company elected to recognize the amounts under MFRS, verifying compliance with those requirements.

Other Notes

Grupo Rodio Kronsa: Effective January 1, 2011, the results of Grupo Rodio Kronsa are included in the Civil Construction segment. Prior period results have been reformulated for comparison purposes.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) comprehensive financing cost, (v) depreciation and amortization, and (vi) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 11.917 per U.S. dollar.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA contracts its financings in the same currency as the source of repayment. ICA has a policy of not contracting derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet MFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies, validated by first party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded temporarily in comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx.

Investor Relations	www.ica.com.mx	2/20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer